LETTER AGREEMENT

ARCHER BALANCED FUND

November 1, 2023

To:

Archer Investment Series Trust
11711 North College Avenue #200

Carmel, IN 46032

You have engaged us to act as the sole Investment Advisor of the Archer Balanced Fund (the "Fund") pursuant to a Management Services Agreement approved by the Board of Trustees on January 28, 2010 (the "Agreement") and amended on September 8, 2010, May 19, 2016, December 1, 2019 and May 12, 2020.

Effective immediately through December 31, 2026 we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's annual net operating expenses (excluding brokerage fees and commissions; any 12b-1 fees; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses) at 1.20% of the Fund's daily net assets. Any waiver or reimbursement by us is subject to repayment by the Fund in the three (3) fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.20% expense limitation.

Very truly yours,

ARCHER INVESTMENT CORPORATION

By:  /s/ Troy Patton

Troy Patton, Managing Director

ACCEPTANCE

The foregoing agreement is hereby accepted.

ARCHER INVESTMENT SERIES TRUST

By:  /s/ Troy Patton

Troy Patton, President